FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Mexico City, January 19, 2011 - Telmex Internacional, S.A.B. de C.V. (“Telint”) (BMV: TELINT; LATIBEX: XTII), hereby informs that its subsidiary, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), has announced final results of the tender offer of the shares of Net Serviços de Comunicação S.A. (“Net”) and expiration on January 13, 2011 of the period for the exercise of the shareholder put right.

A total of 49,847,863 preferred shares, no par value (“Preferred Shares”), equivalent to 21.81% of outstanding Preferred Shares as of the date of the auction, were tendered during the shareholder put right period, bringing the final number of Preferred Shares tendered into the offer to 193,701,299, equivalent to 84.77% of outstanding Preferred Shares as of the date of the auction.

All Preferred Shares, including Preferred Shares represented by American Depositary Shares, that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the offer and applicable law.

As a result of the tender offer, Embratel has increased its ownership in Net to 210,838,097 Preferred Shares, representing 92.27% of outstanding Preferred Shares.

The current indirect ownership held by Telint, through its subsidiaries Embratel Participações S.A., and Embratel, in Net’s total capital stock is 91.86%.

About Telint

Telint is a Mexican holding company with subsidiaries located in Brazil, Colombia, Argentina, Chile, Peru and Ecuador. It aims at providing a wide variety of telecommunication services, including voice, data, video transmission, paid cable and satellite television, internet access and complete telecommunication solutions as well as the services related to the yellow page directories in Mexico, USA, Argentina, Colombia and Peru.

More information about Telint is available at www.telmexinternacional. com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2011.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional informs to investor public